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                            March 6, 2024

       Ryan Melsert
       Chief Executive Officer
       American Battery Technology Company
       100 Washington Street, Suite 100
       Reno, NV 89503

                                                        Re: American Battery
Technology Company
                                                            Correspondence to
Registration Statement on Form S-3
                                                            Filed February 23,
2024
                                                            File No. 333-276329

       Dear Ryan Melsert:

              We have reviewed your correspondence to the registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 18, 2024 letter.

       Form 8-K filed January 22, 2024

       Exhibit 96.1, page 1

   1. We note that you have filed an updated technical report summary dated January 2024, and that the updated
technical report summary includes a resource update; however the economic analysis
includes the mineral resources from your prior technical report summary, that are no
longer current and appear to be obsolete. A cash flow analysis in an initial assessment is
not required, as suggested by Item 1302(d)(4) of Regulation S-K, however when an
economic analysis is included in the initial assessment it should be based upon the current
mineral resources.

                                                        Please revise the
January 2024 technical report summary to remove the economic analysis that is based upon your
mineral resources that are no longer current, or update the
                                                        economic analysis with
the current mineral resources.
 Ryan Melsert
American Battery Technology Company
March 6, 2024
Page 2
2. We note the disclosure on page 89 of the January 2024 technical report summary that the lithium cut-off grade was calculated using the processing and general and administrative costs, as well as the lithium price, and recovery provided in Table 11-
      9. Please expand the disclosure to clarify how the inputs reconcile to the 300ppm resource cut-off grade and provide us with the underlying calculations.
3. Please obtain a revised technical report summary for our review that includes the changes that you have communicated in your February 23, 2024 response letter, and any changes identified in the current comment letter.
General

4. We note your responses to the comments in our letter dated January 18, 2024. Please note that we may have additional comments at such time as the revised documents described in your response are filed.
5. Additionally please ensure investor presentations, such as those furnished in your 8-K filed on January 24, 2024 and 8-K filed on January 31, 2024, reflect changes communicated in your February 23, 2024 response letter, and any changes identified in the current comment letter.
       For engineering related questions please contact John Coleman at 202-551-3610. Please contact Michael Purcell at 202-551-5351 or Daniel Morris at 202-551-3314 with any other questions.



                                                           Sincerely,
FirstName LastNameRyan Melsert
                                                 Division of Corporation
Finance
Comapany NameAmerican Battery Technology Company
                                                 Office of Energy &
Transportation
March 6, 2024 Page 2
cc:       Amy Bowler
FirstName LastName